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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-11988 |

## FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**

                                    MM/DD/YY                           MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **MM Global Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant

     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**575 Lexington Ave, Unit 12-111**

(No. and Street)

| **New York** | **NY** | **10022** |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Peng Zhang** | **646-868-0966** | peng.zhang@mmglobalusa.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Michael Coglianese CPA, P.C.**

(Name – if individual, state last, first, and middle name)

| 125 E. Lake Street, Suite 303 | Bloomingdale | IL | 60108 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |
| 10/20/2009 | | 3874 | |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

| FOR OFFICIAL USE ONLY |
|---|
|  |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Peng Zhang_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MM Global Securities, Inc._____, as of 12/31_____, 2 023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: Principal_____

Judi Schultz_____
Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**MM GLOBAL SECURITIES, INC.**
**(SEC I.D. NO. 8-11988)**
**FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED DECEMBER 31, 2023**
**AND**
**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

**Filed as a Public Document pursuant to Rule 17a-5(d) of the**
**Securities Exchange Act of 1934**

**\*\*\*PUBLIC DOCUMENT\*\*\***

**MM GLOBAL SECURITIES, INC**

**TABLE OF CONTENTS**

**MICHAEL COGLIANESE CPA, P.C.**

ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors of MM Global Securities, Inc.

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of MM Global Securities, Inc. as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of MM Global Securities, Inc. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of MM Global Securities, Inc.'s management. Our responsibility is to express an opinion on MM Global Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MM Global Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audit provides a reasonable basis for our opinion.

We have served as MM Global Securities, Inc.'s auditor since 2019.

*Michael Coglianese CPA. P.C.*

Bloomingdale, IL
February 14, 2024

**MM GLOBAL SECURITIES, INC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2023**

### ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 318,122 |
| Security Deposit | | 5,850 |
| Prepaid expenses | | 1,143 |
| | | |
| Total Assets | $ | 325,115 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 7,583 |
| Accounts payable - Finra | | 209,250 |
| | | |
| Total Liabilities | $ | 216,833 |

Stockholder's Equity:

| | |
|---|---:|
| Common stock, no par value, 1,000 shares authorized, | |
| 500 shares issued and outstanding | 1,000 |
| Paid in Capital | 2,723,920 |
| Accumulated (deficit) | (2,616,638) |
| | |
| Total Stockholder's Equity | 108,282 |

1.    **ORGANIZATION AND NATURE OF BUSINESS**

MM Global Securities, Inc. (the "Company") is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934.  The Company is registered with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp. (SIPC).

The Company has adopted December 31 as its year end and during the year of 2023. The Company is engaged in a lines of business as a securities broker-dealer and placement agent. The Company acts as a securities broker-dealer using another security firm for clearing and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii). Additionally, the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

The Company was incorporated in the State of Illinois on September 25, 1997 as Feil Daily Investment Co. The name was changed to Whitewood Group, Inc. during 2011. MMBD Trading Limited increased its ownership percentage to 100% in August 2017. The Company's Continuing Membership Application was approved by FINRA to operate as a broker-dealer in August 2017 and changed its name to MM iGlobal, Inc. in November 2017 pursuant to the ownership change. The Company changed its name to MM Global Securities, Inc. in March 2019.

2.    **SIGNIFICANT ACCOUNTING POLICIES**

**Government and Other Regulation**

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

**Basis of Presentation**

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

**Revenues**

Revenue recognition guidance ASC Topic 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the

contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company acts as the placement agent and earns placement agent fee through registered offerings or private placement activities in selling the clients' stocks to qualified investors. Placement agent fee is recognized when the performance obligation is satisfied and is paid on the closing date of each transaction.

**Significant Judgement**

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

**Cash and Cash Equivalents**

The company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

**Use of Estimates**

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2023, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

3.    **CREDIT RISKS**

The Company maintains its operating cash in a bank deposit account with one major financial institution in amounts which, at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation insures the Company's bank account up to $250,000. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

4.    **NET CAPITAL REQUIREMENTS**

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1.  At December 31, 2023 the Company had net capital of $101,289 which was $51,289 in excess of the amount required. MMBD Trading Limited, made three hundred and fifty-five ($355,000) contributions to the Company, and two hundred and twenty thousand ($220,000) withdraws from the Company during 2023. Management has the wherewithal and plans to fund the operations of the Company for the next twelve months.

5.    **RENT**

The Company leases its office facility under an operating lease to expire in January 2024. Future minimum lease payments under this operating lease as of December 31, 2023 are $2,227.50. Rent expense for the year ended December 31, 2023 was $25,638.

6.    **OTHER INCOME**

The clearing relationship between the Company and the former clearing firm was terminated in September 2021. The Company had every reason to believe that the termination was being honored as it had fulfilled its responsibilities by issuing a 60 days' prior notice and payment of the required $25,000 termination charge. Various clearing related fees were automatically posted to the Company's deposit account held at the former clearing company after the termination, which resulted in a negative account balance of $50,714.06 as of 05/31/2022. The Company negotiated with the former clearing firm because the charges after the termination were unreasonable and unacceptable. The Company has been advised by its legal counsel that the former clearing company has neither waived the amount it is claiming nor taken any legal action to collect. The negative balance was temporally re-booked as a short-term liability named 'ETC Balance Adjustment'. The Company decided to write off the balance of 'ETC Balance Adjustment' account versus 'Other Income' as it should no longer be liable with for such unreasonable and unacceptable charges.

7.    **INCOME TAXES**

The company is subject to Federal, State, and Local income taxes on its net income. The Company had a net loss of $351,786 for the year ending December 31, 2023.

The company has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

As of December 31, 2023, the Company had a Federal income tax net operating loss (NOL) carryforward of 2,502,275.  As a result of the Tax Cuts and Jobs Act (TCJA) of 2017, businesses can carry forward their net operating losses indefinitely, but the deductions are

limited to 80 percent of taxable income. Prior to the TCJA, businesses could carry losses forward for 20 years without a deductibility limit. The Company had the following losses: $34,513 (2015), $182,990 (2016), and $256,371 (2017), which are subject to the 20-year rule that preceded the passage of the TCJA. The remaining losses of $2,028,401, which occurred after the TCJA went into effect, can be carried forward indefinitely. Management believes that it is more likely than not that the benefit from this NOL carry forward will not be realized. Consequently, a valuation allowance of 100% was applied against the deferred tax asset related to these NOL carry forward.

The Company's income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2023, the Company's federal and state tax returns generally remain open for the last three years.

## 8. COMMIMENTS AND CONTINGENCIES

### FINRA Case 2019062623

Without admitting or denying the findings by FINRA related to Case Number 2019062623, the Company was censured, fined $450,000. Two individuals' registration capacities were suspended for 45 days, fined $20,000 and $5,000 respectively. The Company elect to pay the fine via a 36 months' installment plan with 38,250 installment fee. At December 31, 2023 the Company has total unpaid balance of $209,250 and recorded as 'Accounts Payable – Finra'.

### Other Contingencies

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

As a regulated FINRA broker-dealer the Firm is subject to regulatory trading inquiries and investigations to determine whether any violations of federal securities or FINRA rules may have occurred.

## 9. SUBSEQUENT EVENTS

Company has made a review of material subsequent events from December 31, 2023 through the date of this report which is the date the financial statements were available to be issued. MMBD Trading Limited made fifty thousand ($50,000) contributions to the Company in January 2024. There were no other material subsequent events reportable during this period.